UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                                     Commission No. 0-10039

(X) Form 10-K   (  ) Form 20-F  (  ) Form 11-K  (  ) Form 10-Q   (  ) Form N-SAR
              For Period Ended: December 31, 2000

(  )  Transition Report on Form 10-K      (  )  Transition Report on Form 20-F
(  )  Transition Report on Form 11-K      (  )  Transition Report on Form 10-Q
(  )  Transition Report on Form N-SAR

      For the Transition Period Ended:
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Items to which the notification relates:

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Part I -Registrant Information
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Full Name of Registrant:                eB2B Commerce, Inc.
Former Name if Applicable:
Address of Principal Executive Office:  757 Third Avenue
                                        New York, New York 10017
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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

      (a) The reasons described in reasonable detail in Part III of this form could-not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)   The accountant's  statement  or  other  exhibit  required  by   Rule
            12b-25(c) has been attached if applicable.


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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

During 2000, the Company completed two acquisitions. In February 2000, the Company acquired Netlan Enterprises, Inc. and subsidiaries ("Netlan"). In April 2000, the Company merged with and into DynamicWeb Enterprises, Inc ("DWeb"). Following the completion of these acquisitions, management of the Company has been utilizing much of its time consolidating and coordinating operations, including information and financial systems. In addition, effective July 12, 2000, the Company engaged new independent accountants. Accordingly, more time is required to review the Company's Form 10-KSB and the disclosures contained therein.
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Part IV. - Other Information
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      (1)  Name and telephone number of person to contact in regard to this notification
                       Victor L. Cisario
                       (212) 703-2000

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                      (X)   Yes    (  )No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      (X)   Yes    (  )No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Total revenue for the year ended December 31, 2000 included revenue from transaction processing and related services, revenue from training and client educational services, and reflects the acquisition of both DWeb and Netlan. During the same period in 1999, the Company was a development stage company and did not recognize any revenue. Costs and expenses for the year ended December 31, 2000 were substantially higher than in 1999, and reflect the costs related to the acquisitions of DWeb and Netlan as well as the expenses chiefly associated with (i) the design and implementation of the Company's strategy and management structure, (ii) the marketing efforts to attract and retain buyers and suppliers, (iii) the development of the Company's internally developed software and technological infrastructure for its platform necessary to process transactions, (iv) the amortization of goodwill and other intangibles recorded in connection with the DWeb and Netlan business combinations, and (v) the stock-based compensation for certain options and warrants.
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                               eB2B COMMERCE, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 29, 2001                         By: /s/Victor L. Cisario
                                                  Victor L. Cisario,
                                                  Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C.1001)
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